Exhibit 99.1

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		June 30,	December 31,
	Note	2026	2025
ASSETS
Current
Cash		$755,238	$503,562
Cash held in trust		-	574
Trade and other receivables	6	1,655,084	1,399,977
Prepayments	7	388,311	1,698,022
Total Current Assets		2,798,633	3,602,135

Non-Current
Property, plant and equipment	8	3,482,379	2,365,831
Right-of-use assets	9	153,163	227,589
Total Non-Current Assets		3,635,542	2,593,420

Total Assets		$6,434,175	$6,195,555

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Trade and other payables		$3,575,873	$3,309,037
Lease liability	12	118,388	187,442
Loans and borrowings	4,13	1,026,919	1,006,920
Convertible promissory notes	14	7,000,000	1,055,420
Due to related parties	16	759,995	640,546
Total Current Liabilities		12,481,175	6,199,365

Non-Current
Lease liability	12	199,155	208,679
Secured promissory notes	4	6,082,383	7,633,966
Secured convertible debenture	4	4,143,982	4,143,982
Total Non-Current Liabilities		10,425,520	11,986,627

Total Liabilities		22,906,695	18,185,992

Shareholders’ Deficit
Common shares	15	74,871,042	73,555,097
Class A special shares	4,15	597,836	597,836
Class B special shares	4,15	20,455,241	20,455,241
Other reserves		3,370	3,370
Accumulated deficit		(109,288,510)	(103,091,953)
Accumulated other comprehensive loss		(1,856,383)	(2,304,665)
Non-controlling interest	17	(1,255,116)	(1,205,363)
Total Shareholders’ Deficit		(16,472,520)	(11,990,437)
Total Liabilities and Shareholders’ Deficit		$6,434,175	$6,195,555

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Six Months ended
		June 30,
	Note	2026	2025

Sales	22	$404,394	$–
Cost of sales		(327,803)	–
Gross Profit		76,591	–

Operating expenses
Depreciation and amortization	8,9	211,168	84,788
Consulting and professional fees	16	518,867	863,287
Personnel expenses	16	512,657	226,822
General and administrative expenses	23	3,652,167	315,859
Total operating expenses		4,894,859	1,490,756

Operating loss		(4,818,268)	(1,490,756)

Other income (expenses):
Finance income		–	38,116
Finance expense	4,12,13,14	(820,127)	(17,749)
Foreign exchange gain (loss), net		(417,418)	44,521
Gain (loss) on debt settlement	4,15	(120,623)	21,575
Transaction costs	14	(70,000)	–
Other income		126	–
		(1,428,042)	86,463

Net loss from continuing operations		(6,246,310)	(1,404,293)

Gain from discontinued operation	5	–	589,292

Net loss		$(6,246,310)	$(815,001)
Translation adjustment		448,282	122,144
Comprehensive loss		$(5,798,028)	$(692,857)

Net loss attributable to:
Shareholders of the Company		$(6,196,557)	$(815,001)
Non-controlling interest		(49,753)	–
		$(6,246,310)	$(815,001)
Net comprehensive loss attributable to:
Shareholders of the Company		$(6,152,223)	$(692,857)
Non-controlling interest		354,195	–
		$(5,798,028)	$(692,857)

Loss per share from continuing operations – basic and diluted	15	$(11.80)	$(45.54)
Loss per share – basic and diluted	15	$(11.80)	$(26.43)
Weighted average common shares outstanding	15	525,042	30,840

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Note	Common Shares	Class A Special Shares	Class B Special Shares	Other Reserves	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling interest	Total
Balance, December 31, 2024		$63,319,398	$–	$–	$24,423	$(57,459,061)	$(1,608,222)	$–	$4,276,538

Issuance of shares from private placement	15	320,000	–	–	–	–	–	–	320,000
Impact of loss of control of Canmart	5	(3)	–	–	(21,053)	21,056	(602,480)	–	(602,480)
Net loss		–	–	–	–	(815,001)	–	–	(815,001)
Translation adjustment		–	–	–	–	–	122,144	–	122,144
Balance, June 30, 2025		$63,639,395	$–	$–	$3,370	$(58,253,006)	$(2,088,558)	$–	$3,301,201

Balance, December 31, 2025		$73,555,097	$597,836	$20,455,241	$3,370	$(103,091,953)	$(2,304,665)	$(1,205,363)	$(11,990,437)

Issuance of shares upon conversion of promissory note and interest	14,15	1,341,865	–	–	–	–	–	–	1,341,865
Payment of offering costs in connection with the issuance of convertible promissory notes	15	(25,920)	–	–	–	–	–	–	(25,920)
Net loss		–	–	–	–	(6,196,557)	–	(49,753)	(6,246,310)
Translation adjustment		–	–	–	–	–	448,282	–	448,282
Balance, June 30, 2026		$74,871,042	$597,836	$20,455,241	$3,370	$(109,288,510)	$(1,856,383)	$(1,255,116)	$(16,472,520)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Six Months ended June 30,
	Note	2026	2025
Cash flows from operating activities:
Net loss from continuing operations		$(6,246,310)	$(1,404,293)
Net gain from discontinued operations		–	589,292
Net loss for the period		(6,246,310)	(815,001)
Adjustments for non-cash items:
Gain on loss of control of Canmart, net of cash surrendered and foreign currency translation adjustment		–	(12,999)
Depreciation and amortization	8,9	211,168	83,862
Depreciation and amortization from discontinued operations	8	–	926
Interest expenses	4,12,13,14	820,127	17,749
Interest income from Bridge loans		–	(38,116)
Loss (gain) on settlement on debt	4,14	120,623	(21,575)
Foreign exchange loss (gain), net		417,418	–
Change in fair value of financial liabilities at FVTPL		–	–
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		(255,216)	301,128
Prepayments		1,319,279	279,128
Trade and other payables		298,313	(235,341)
Due to related parties		119,922	64,635
Cash flows used in operating activities		(3,194,676)	(375,604)

Cash flows from investing activities:
Additions to property, plant and equipment	8	(1,269,058)	–
Loan repayment		–	347
Cash surrendered on loss of control of Canmart	5	–	(174)
Cash paid for note consideration pursuant to acquisition of First Towers	4	(2,000,000)	–
Cash flows provided by (used in) investing activities		(3,269,058)	173

Cash flows from financing activities:
Proceeds from private placement	15	–	320,000
Proceeds from issuance of convertible promissory notes	14	7,000,000	–
Payment of offering costs in connection with the issuance of convertible promissory notes		(25,920)	–
Advances from (to) related parties	15	–	(578,604)
Repayment of advances from related parties		–	(62,596)
Loan interest repayment	4	(155,506)	(201,206)
Lease payments	12	(44,526)	–
Cash flows provided by (used in) financing activities		6,774,048	(522,406)

Net increase (decrease) in cash and cash equivalents		310,314	(897,837)
Effects of exchange rate changes on cash and cash equivalents		(59,212)	(414,494)
Cash and cash equivalents at the beginning of the period		504,136	3,841,866
Cash and cash equivalents at the end of the period		$755,238	$2,529,535

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1. The Company, through its subsidiaries. operates as a cannabis cultivation, manufacturing, and distribution company. The Company is also in the business of leasing fiber optic networks and telecommunication towers, through its subsidiary First Towers which is based in Mexico.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation. On March 24, 2024, the Company sold RPK.

On February 28, 2024, the Company incorporated a new subsidiary – 1468243 B.C. Ltd.

Prior to the liquidation event on May 30, 2025 described below, the Company, through its subsidiary Canmart Ltd. (“Canmart”), is also in the business of sales and distribution of cannabis-based products for medical use, which is based in the United Kingdom (“UK”). During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025 (note 5). At December 31, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. The Company accounted for the operating results of Canmart which was a net loss of $26,013 as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024.

On August 19, 2025, the Company acquired 100% of the common shares of First Tower and Fibers Corp. (“First Towers” or “FTFC”) together with its subsidiaries, Canadian Towers & Fiber Optics S.A. de C.V. (“CTFO Mexico”) and Canadian Towers S.A. de C.V. (“CT Mexico”) from the shareholders of First Tower (note 4).

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $3,194,676 from operating activities for the six months ended June 30, 2026. As of June 30, 2026, the Company had working capital deficit of $9,682,542 and has accumulated losses of $109,288,510. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in First Towers in the near future.

The Company is an early-stage company and is primarily dependent on externally provided financing and revenue generated by its subsidiary to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, equity and debt financing, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

2.	Basis of Preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

(b)	Basis of preparation

These condensed interim consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

(c)	Functional and presentation currency

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of the Company’s Holigen and Cannahealth, Great British Pounds is the functional currency of the Company’s former Canmart business, Mexican Peso is the functional currency of CTFO Mexico and CT Mexico and Canadian Dollars is the functional currency of First Towers, 1371011 and Akanda while the United States Dollars is its reporting currency.

These condensed interim consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year is presented in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies

(d)	Use of estimates and judgments (continued)

These condensed interim consolidated financial statements do not include all the information required of the audited annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2025. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2025.

Recent accounting pronouncements

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company’s consolidated financial statements.

4.	Business Combination

On August 22, 2025, the Company consummated the Business Combination pursuant to the Share Exchange Agreement ( “SEA”), as amended on August 19, 2025, with First Towers & Fibers Corp. (“First Towers”), a corporation existing under the laws of the Province of British Columbia. Pursuant to SEA, all of the common shares of First Towers have been acquired by the Company and in exchange, the Company will issue Class A Special Shares and Class B Special Shares and cash payable over time and evidenced by a promissory note. As a result of the closing, which was effective on August 21, 2025 but dated as of August 19, 2025, First Towers became a wholly owned subsidiary of the Company together with its subsidiaries, CT Mexico and CTFO Mexico.

Consideration Shares

The Company did not issue any of its common shares as of the closing, as originally contemplated by the SEA. On August 29, 2025, the Company held a Special Meeting of Shareholders and approved the creation of new classes of securities, including Class A Special Shares convertible into Company common shares on a one for one basis and Class B Special Shares convertible into Company common shares on a one for one basis. After the Special Meeting and the approval of the new classes of securities, the Company issued post-consolidated 6,441 Class A Special Shares in accordance with the terms of the SEA, as amended. On November 28, 2025, the Company held a second Special Meeting of shareholders and approved the issuance of an aggregate of post-consolidated 212,265 Class B Special Shares issuable to the former First Towers shareholders pursuant to the terms of the SEA, as amended (note 15).

Consideration Note

In connection with the closing, the Company entered into a promissory note with a First Towers Shareholder (the “Consideration Note”), in lieu of the Company issuing Class A Special Shares and Class B Special Shares as consideration to such shareholder. The Consideration Note is in the principal amount of $14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,019, recorded as interest expense in the consolidated statements of loss and comprehensive loss. The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025.

As of June 30, 2026, the Company made a total repayment of $8,500,000, of which $6,500,000 was paid during the year ended December 31, 2025 and $2,000,000 was paid during the six months ended June 30, 2026. The Company also recorded an interest expense of $454,025 (2025 – $nil) during the six months ended June 30, 2026. As at June 30, 2026, the Consideration Note balance including interest was $6,536,408 (December 31, 2025 – $8,082,383). The Consideration Note balance is presented separately in the condensed interim consolidated statements of financial position of which the remaining principal of $6,082,383 (December 31, 2025 – $7,633,966) was accounted under non-current secured promissory note and the interest payable of $454,025 (December 31, 2025 – $448,417) was recorded under loans and borrowings.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combinations (continued)

Consideration Note (continued)

First Towers owns and operates 700+kms 5G dark fiber network in central Mexico, where some of the strongest industrial and fastest growing state economies in Mexico are located, with multinational telecommunications giant Telefonica as anchor under a 20-year leasing contract. During the six months ended June 30, 2026, First Towers expanded its dark fiber network with the addition of approximately 200+kms, increasing total network coverage to approximately 900+kms across Central Mexico.

The purchase of First Towers has been accounted for by the acquisition method, with the results of First Towers included in the Company’s results of operation from the date of acquisition. For accounting purposes, the acquisition of First Towers was determined as being a business combination in accordance with IFRS 3, with the Company identified as the accounting acquirer and First Towers as the acquiree. The fair value of the total consideration has been allocated as below:

Class A Special Shares (6,441 special shares*)	$597,836
Class B Special Shares (212,265 special shares*)	19,700,885
Cash (via Promissory Note)	14,133,966
Total Consideration Paid	$34,432,687

Cash	$281,996
Trade and other receivables (note 6)	1,163,221
Prepayments	7,420
Property, plant and equipment, net (note 8)	4,123,220
Right-of-use assets (note 9)	181,206
Goodwill (note 10)	39,572,129
Accounts payable and accrued liabilities	(1,402,638)
Due to related parties	(225,900)
Lease liabilities (note 12)	(189,096)
Loans and borrowings (note 13)	(171,247)
Due to/from Akanda	(8,907,624)
Net Assets Acquired	$34,432,687

*	The fair value of 218,706 special shares issued was determined to be $92.81 per special share using the market price at acquisition date.

During the year ended December 31, 2025, the Company recorded a goodwill of $39,572,129, representing the fair value of net liabilities acquired of $5,139,442 and the fair value of consideration of $34,432,687. The fair value of the net asset acquired was determined by an independent valuer using the discounted cash flow method of valuation.

From the date of acquisition, the operations of First Towers contributed a net loss of $564,023 primarily due to the fact that First Towers was substantially in early revenue stage. If the acquisition had taken place on January 1, 2025, the operations of First Towers would have contributed net gain of $3,263,489 for the year ended December 31, 2025.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combinations (continued)

Consideration Note (continued)

The Company performed its annual test for goodwill as at December 31, 2025. The Company did so by comparing the sum of the carrying value of the CGU of First Towers and the carrying value of goodwill against the fair value of First Towers’ business. Based on the impairment test, the carrying value for both goodwill and CGU far exceeded the fair value of First Towers’ business. As a result, goodwill was fully impaired as at December 31, 2025 and an impairment loss of $39,572,129 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025 (note 10).

During the six months ended June 30, 2026, the acquired business contributed $404,394 in revenue and a net loss of $164,992 to the Company’s consolidated results.

Assumption of First Towers Indebtedness

In connection with the First Towers Transaction and the Closing, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (“PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

In satisfaction of all indebtedness of First Towers to PGC, the Company assumed indebtedness of First Towers in the aggregate principal amount of $4,153,078 which is evidenced by the PGC Note and the aggregate interest payable capitalize into a new loan of $2,068,633 which is evidenced by the PGC DSA. The Company agreed to pay PGC, in settlement of PGC DSA, a cash payment of $500,000 and issue to PGC, upon shareholder approval therefore, 24,762 Class B Special Shares.

In satisfaction of all indebtedness of First Towers to Dunstan, the Company assumed indebtedness of First Towers in the aggregate principal amount of $756,917 which is evidenced by the Dunstan Note and the aggregate interest payable capitalize into a new loan of $602,325 which is evidenced by the Dunstan DSA. The Company agreed to issue to Dunstan, upon shareholder approval therefore, 7,787 Class B Special Shares in settlement of Dunstan DSA.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company. As a result of the shareholders’ approval on November 28, 2025, the Company may issue up to 1,213,333 common shares, from time to time in accordance with the terms, which is the maximum number of shares issuable upon the conversion of $4,909,995 of principal, plus interest, under the 6-year convertible promissory notes. The conversion price shall be a price per share equal to the greater of (a) $6.12 and (b) a 10% discount to the seven-trading day VWAP immediately prior to receipt of the conversion notice.

The convertible debenture was determined to be a hybrid financial instrument with a liability and an embedded derivative liability. The Company has elected the option in IFRS 9 to recognize the convertible debenture as one financial instrument at FVTPL. At the time of issuance, the Company determined the principal amount of $4,909,995 as the fair value. During the year ended December 31, 2025, the Company assessed that the fair value of the convertible debenture had decreased and recognized a $766,013 gain on change in fair value of financial liabilities measured at FVTPL in the consolidated statements of loss and comprehensive loss. No reassessment on fair value was made during the six months ended June 30, 2026. As of June 30, 2026, the outstanding balance of the Notes was $4,143,982 (December 31, 2025 – $4,143,982).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combinations (continued)

During the year ended December 31, 2025, the Company paid $500,000 in cash and issued 32,549 Class B Special Shares with a fair value of $754,356 for the settlement of PGC DSA and Dunstan DSA (note 15). As a result of the issuance, the Company recognized a gain on debt settlement of $1,893,196 in the consolidated statements of loss and comprehensive loss.

During the six months ended June 30, 2026, pursuant to the payment terms on interest of the Notes, the Company paid PGC and Dunstan a total interest amounting to $155,506.

5.	Loss of Control of Canmart Ltd.

During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company came to this decision after receiving notification from Canmart’s directors that they intend to resign and thought out the difficulty in finding qualified replacements, among other things. The Company then filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025.

As at December 31, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. During the year ended December 31, 2025, the Company recorded a gain on loss of control of Canmart of $533,617. The Company accounted for the operating results of Canmart as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024. Set out below is the financial performance and cash flow information for the year ended December 31, 2025 related to the discontinued operation:

Year ended December 31,	2025
Net Revenue	$–
Operating expenses	(31,794)
Other income	5,781
(26,013)
Gain on loss of control of subsidiary	533,617
Gain on discontinued operations	$507,604

Exchange differences on translation of discontinued operations	$(794,635)
Other comprehensive income from discontinued operations	$(794,635)

Cash flows provided by (used in) operating activities	$(21,509)
Cash flows provided by (used in) investing activities	174
Cash flows provided by (used in) financing activities	–
Effects of exchange rate changes on cash and cash equivalents	705
Net change in cash used in by the subsidiary	$(20,630)

Carrying amount of net liabilities immediately prior to loss of control of subsidiary	$(12,825)
Reclassification of foreign currency translation reserve	(520,792)
Gain on loss of control of subsidiary	$(533,617)

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Loss of Control of Canmart Ltd. (continued)

As at May 30, 2025, the carrying amounts of assets and liabilities of Canmart were as follows:

Cash	$174
Accounts receivable (note 6)	78,737
Prepayments	62,461
Loan receivables (note 11)	592,713
Property, plant and equipment (note 8)	3,067
Intangible assets (note 10)	17,009
Total assets	$754,161

Trade and other payables	$766,986
Total liabilities	$766,986

Net liabilities	$(12,825)

6.	Trade and Other Receivables

	June 30, 2026	December 31, 2025
Trade accounts receivable	$118,216	$97,627
Sales taxes and other taxes recoverable	1,535,807	1,301,319
Other receivables	1,061	1,031
	$1,655,084	$1,399,977

Trade receivables represent amounts due from customers under normal credit terms, generally 30 to 90 days. As at June 30, 2026, there were two customers (December 31, 2025 – three customers) with an amount greater than 10% of the Company’s trade accounts receivable which represented approximately 86% of the balance (December 31, 2025 – 100%). The Company did not recognize any bad debt expense during the six months ended June 30, 2026 and 2025.

Sales taxes and other taxes recoverable consists mainly of Mexican value-added tax and other taxes recoverable which represented 97% of the balance as of June 30, 2026 (December 31, 2025 – 96%).

During the year ended December 31, 2025, the Company derecognized accounts receivable with a net book value of $78,737 in connection with the loss of control of Canmart (note 5).

7.	Prepayments

	June 30, 2026	December 31, 2025
Advertising and promotion	$383,333	$1,594,444
Management fees	–	100,000
Other prepayments and deposits	4,978	3,578
	$388,311	$1,698,022

Other prepayments and deposits consists of advances to suppliers for tower and fiber network construction, deposits, and or other services expected to be utilized within the next twelve months.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Property, Plant and Equipment

Cost	Land	Leasehold Improvements	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction- in-progress	Total
Balance, December 31, 2024	$2,215,000	$136,661	$11,418	$4,939	$–	$–	$–	$–	$2,368,018
Acquisition (Note 4)	–	–	3,765	6,574	534,284	2,323,038	423,505	832,054	4,123,220
Additions	150,000	–	–	–	1,076,062	7,764	230	–	1,234,056
Impact of loss of control of Canmart	–	(1,627)	(8,405)	(5,308)	–	–	–	–	(15,340)
Impairment loss	(2,158,885)	–	(1,999)	(3,931)	(906,133)	(1,324,749)	(239,853)	(466,648)	(5,102,198)
Foreign exchange movements	109,504	6,660	498	412	(52,473)	(15,848)	(15,207)	(19,913)	13,633
Balance, December 31, 2025	315,619	141,694	5,277	2,686	651,740	990,205	168,675	345,493	2,621,389
Additions	–	–	–	–	929,600	339,458	–	–	1,269,058
Foreign exchange movements	–	(5,079)	(56)	38	(3,412)	1,083	3,309	3,081	(1,036)
Balance, June 30, 2026	$315,619	$136,615	$5,221	$2,724	$1,577,928	$1,330,746	$171,984	$348,574	$3,889,411

Accumulated depreciation	Land	Leasehold Improvements	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction -in-progress	Total
Balance, December 31, 2024	$–	$18,625	$7,633	$2,578	$–	$–	$–	$–	$28,836
Depreciation	–	27,804	1,583	115	124,721	111,445	14,320	–	279,988
Depreciation – from discontinued operation	–	104	309	513	–	–	–	–	926
Impact of loss of control of Canmart	–	(760)	(8,204)	(3,309)	–	–	–	–	(12,273)
Foreign exchange movements	–	1,458	431	181	(38,637)	(509)	(4,843)	–	(41,919)
Balance, December 31, 2025	–	47,231	1,752	78	86,084	110,936	9,477	–	255,558
Depreciation	–	14,094	881	64	54,347	64,600	2,140	–	136,126
Foreign exchange movements	–	(2,125)	(12)	14	15,145	436	1,890	–	15,348
Balance, June 30, 2026	$–	$59,200	$2,621	$156	$155,576	$175,972	$13,507	$–	$407,032

Net book value	Land	Leasehold Improvements	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction -in-progress	Total
Balance, December 31, 2025	$315,619	$94,463	$3,525	$2,608	$565,656	$879,269	$159,198	$345,493	$2,365,831
Balance, June 30, 2026	$315,619	$77,415	$2,600	$2,568	$1,422,352	$1,154,774	$158,477	$348,574	$3,482,379

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Property, Plant and Equipment (continued)

During the year ended December 31, 2025, the Company derecognized property, plant and equipment with a net book value of $3,067 in connection with the loss of control of Canmart (note 5).

In connection with the annual test performed for goodwill (note 10), the Company assessed that the sum of the carrying value of the CGU of First Towers (mainly PPE) and the carrying value of goodwill greatly exceeds the fair value of First Towers’ business. As a result, the excess of calculated impairment loss, after reducing goodwill, was pro-rated to PPE and ROU assets as at December 31, 2025. An impairment loss of $2,943,313 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

The Company also performed an annual test for its land property as at December 31, 2025. The Company assessed that a significant portion of the net book value of land was impaired. An impairment loss of $2,158,885 was also recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

During the six months ended June 30, 2026, the Company recognized depreciation of its property, plant and equipment of $136,126 (2025 – $15,322).

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023 and September 24, 2025, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into following:

●	the First Option Payment, upon signing (issued 156 common shares with a fair value of $431,149)

●	the Second Option Payment, 15 days after signing (paid $600,000)

●	the Third Option Payment, 30 days after signing (paid $600,000)

Pursuant to the amendment on September 24, 2025, the term contained in the option agreement has been extended to September 25, 2027. The Company plans during this additional two year period to develop Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities at this site. In exchange for such extension, the Company shall pay to 1107385 a total of $250,000, of which:

a.	$150,000 shall be paid upon signing was (paid in September 2025); and

b.	$100,000 shall be paid on the 12-month anniversary of the Amendment

B.	Additional payments will be made based upon milestones achieved from the development. Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.

●	Upon sale of THC product cultivated from the property, $500,000 will be paid

●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid (paid in September 2024)

●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Property, Plant and Equipment (continued)

1900 Ferne Road, Gabriola Island, British Columbia (continued)

On September 5, 2024, Health Canada approved a hemp license for the Company. As a result, the Company was paid an additional $750,000 to 1107385 for completing one of the milestone events on September 16, 2024. During the year ended December 31, 2024, the Company completed the initial payment and acquired the right to develop the farming property.

The Company has been working on obtaining its full cultivation license for a variety of potential products containing THC. As of June 30, 2026, the Company has not yet cultivated any product from this land.

Pursuant to the option agreement, the Company agreed to pay to 1107385 the Value (as defined below) in cash from the proceeds of the Company’s next capital raising transaction from the date of its last amendment. For purposes hereof, “Value” means the U.S. dollar amount calculated as follows: (i) the product of the number of Ordinary Shares multiplied by the closing price of the Ordinary Shares on the Nasdaq Capital Market (or such other trading market or quotation system such shares are then traded or quoted) on the date of registration of certain shares of the Company held by 1107385, and (ii) subtracting the result of subsection (i) from US$600,000. As of June 30, 2026, the Company has not registered any of such shares or made any such payment to 1107385.

9.	Right-of-use Assets

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 12).

Pursuant to the acquisition of First Towers (note 4), part of the net assets assumed by the Company consist primarily of ground leases for tower and fiber infrastructure sites in Mexico. As of this period, First Towers owns and deployed 24 towers and an additional 6 are under construction. These assets are depreciated on a straight-line basis over the lease term.

During the year ended December 31, 2025, subsequent to the acquisition, First Towers completed the construction of 6 lease towers, and with this First Towers now have 30 cellular towers deployed. Of the six towers, three were leased and have the following monthly lease payment and terms: MX$6,500 over a period of 10 years, MX$4,000 over a period of 10 years and MX$5,000 over a period of 5 years. The lease for the remaining three towers is still pending and have been deemed as not yet available for use during the six months ended June 30, 2026. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 12).

The details of the right-of-use assets recognized as at June 30, 2026 are as follows:

	Office lease	Tower and Fiber Infrastructure	Total
Balance, December 31, 2024	$–	$–	$–
Additions	272,274	64,530	336,804
Acquisition (note 4)	–	181,206	181,206
Amortization	(140,123)	(13,582)	(153,705)
Impairment loss	–	(137,785)	(137,785)
Movement in exchange rates	3,987	(2,918)	1,069
Balance, December 31, 2025	136,138	91,451	227,589
Amortization	(68,069)	(6,973)	(75,042)
Movement in exchange rates	–	616	616
Balance, June 30, 2026	$68,069	$85,094	$153,163

During the six months ended June 30, 2026, the Company recorded amortization on its right-of-use assets of $75,042 (2025 – $69,466).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Right-of-use Assets (continued)

In connection with the annual test performed for goodwill (note 10), the Company assessed that the sum of the carrying value of the CGU of First Towers and goodwill greatly exceeds the fair value of First Towers’ business. As a result, the excess of calculated impairment loss, after reducing goodwill, was pro-rated to PPE and ROU assets as at December 31, 2025. An impairment loss of $137,785 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025. The Company has not recognized any impairment losses on its ROU assets during the six months ended June 30, 2026.

10.	Intangible Assets and Goodwill

Cost:	Software	Licences	Goodwill	Total
Balance, December 31, 2024	$–	$15,827	$–	$15,827
Acquisition (note 4)	–	–	39,572,129	39,572,129
Impact on loss of control of Canmart	–	(17,009)	–	(17,009)
Movement in exchange rates	–	1,182	–	1,182
Balance, December 31, 2025	$–	$–	$39,572,129	$39,572,129

Accumulated amortization:	Software	Licences	Goodwill	Total
Balance, December 31, 2024 and 2025	$–	$–	$–	$–

Impairment:	Software	Licences	Goodwill	Total
Balance, December 31, 2024	$–	$–	$–	$–
Addition	–	–	39,572,129	39,572,129
Balance, December 31, 2025	$–	$–	$39,572,129	$39,572,129

Net book value	Software	Licences	Goodwill	Total
Balance, December 31, 2025	$–	$–	$–	$–

During the year ended December 31, 2025, concurrent to the loss of control of Canmart, the Company derecognized Canmart’s cannabis distribution license with a net book value of $17,009 (note 5).

The Company performed its impairment test on goodwill and assessed that the sum of carrying value of CGU of First Towers and the carrying value of goodwill greatly exceeds the fair value of First Towers’ business. The calculated impairment loss was allocated to goodwill and other long-lived assets of First Towers – PPE (note 8) and ROU assets (note 9). Goodwill was fully impaired as at December 31, 2025 and an impairment loss of $39,572,129 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

11.	Loans Receivable

(a)	On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen. During the year ended December 31, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $503,493 to $nil (note 5).

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

11.	Loans Receivable (continued)

(b)	During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2024, the Company loaned out an additional $633 (£500). The additional loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2025, the Company received a partial repayment of $347 (£270). As of December 31, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $89,220 to $nil (note 5).

(c)	On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”) and a company controlled by a director of the Company (note 16), pursuant to which the Company loaned out $350,000 (the “Loan”) to First Towers. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

The obligations under the Loan will rank as the third ranking and most senior secured debt of First Towers. The Loan, together with all accrued interest, fees and other amount payable pursuant to the Loan Agreement, will be due and payable by First Towers in full on demand by the Company. In addition, First Towers has the right at any time to repay the Loan or any part of the Loan without premium, penalty or bonus. As general and continuing collateral security for the obligations under the Loan Agreement, First Towers agreed to execute and deliver to and in favor of the Company, a general security agreement creating a third-ranking security interest over all of First Towers’ property, an investment property pledge agreement creating a third-ranking security interest in all present and after acquired shares owned in First Towers (the “Pledged Shares”), a control agreement for the Pledged Shares, and an insurance transfer and consent, assigning certain insurance of First Towers to the Company as mortgagee, third loss payee and additional named insured as required by the Loan Agreement.

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. During the year ended December 31, 2025, the Company lent out the following loans:

i.	On January 24, 2025, the Company lent an amount of $30,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

ii.	On February 14, 2025, the Company lent an amount of $170,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iii.	On April 2, 2025, the Company lent a total amount of $200,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iv.	On May 1, 2025, the Company lent a total amount of $23,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

11.	Loans Receivable (continued)

During the year ended December 31, 2025, the loan receivable balance including interest was terminated in consolidation as of the closing of the First Towers Transaction on August 19, 2025.

(d)	During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company (note 16). The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment.

During the year ended December 31, 2025, the Company paid an additional amount of $220,030 (CAD307,437) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company determined that the receivable balance are no longer collectible from Halo and recognized a write-off of $235,686).

The details of the loans receivable recognized as at December 31, 2025 are as follows:

Balance, December 31, 2024	$955,022
Addition	643,030
Interest Receivable	92,638
Cash payment	(347)
Impact on loss of control of Canmart	(592,713)
Termination of loans to First Towers’ including interest, pursuant to the acquisition	(868,591)
Write-off of loans to Halo	(235,686)
Movement in exchange rates	6,647
Balance, December 31, 2025	$–

12.	Lease Liability

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

Pursuant to the acquisition of First Towers (note 4), part of the net liabilities assumed by the Company consist primarily of ground leases for tower and fiber infrastructure sites in Mexico. As of the acquisition date, First Towers owns and deployed 24 towers and an additional 6 are under construction.

During the year ended December 31, 2025, subsequent to the acquisition, First Towers completed the construction of 6 lease towers, and with this First Towers now have 30 cellular towers deployed. Of the six towers, three were leased and have the following monthly lease payment and terms: MX$6,500 over a period of 10 years, MX$4,000 over a period of 10 years and MX$5,000 over a period of 5 years. The lease for the remaining three towers is still pending and have been deemed as not yet available for use during the six months ended June 30, 2026. All leases contain extension and termination options to provide flexibility in managing the portfolio. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using First Towers’ existing incremental borrowing rate.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

12.	Lease Liability (continued)

The details of the lease liability recognized as at June 30, 2026 are as follows:

Cost:	Office Lease	Tower leases	Total
Balance, December 31, 2024	$–	$–	$–
Additions	272,274	64,653	336,927
Acquisition (note 4)	–	189,096	189,096
Accrued interest	11,564	8,973	20,537
Cash payments	(96,000)	(17,782)	(113,782)
Reclass to Accounts payable	(48,000)	–	(48,000)
Movement in exchange rates	–	11,343	11,343
Balance, December 31, 2025	139,838	256,283	396,121
Accrued interest	3,032	12,495	15,527
Cash payments	(15,007)	(29,519)	(44,526)
Reclass to Accounts payable, net	(56,993)	–	(56,993)
Movement in exchange rates	–	7,414	7,414
Balance, June 30, 2026	$70,870	$246,673	$317,543

	Maturity	Incremental borrowing rates	June 30, 2026	December 31, 2025
Current	2026	0.83% – 5.45%	$118,388	$187,442
Non-current	2035	0.83% – 5.45%	199,155	208,679
			$317,543	$396,121

The Company has committed to the following undiscounted minimum lease payments remaining as at June 30, 2026:

Years ended December 31:
2026, net of unpaid amounts transferred to Accounts payable	$114,232
2027	53,046
2028	53,046
2029	53,046
2030	53,046
Thereafter	69,172
$395,588

13.	Loans and Borrowings

(a)	In connection with the acquisition of Holigen, the Company assumed a total loan of €124,890 from an arm’s length parties. The loans are non-interest bearing, unsecured and have no specific terms of repayment. As at June 30, 2026, the loan balance of $142,462 (December 31, 2025 – $146,614) remains outstanding.

(b)	During the year ended December 31, 2023, the Company received loans of CAD$105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $4,706 and paid these loans in full.

(c)	During the year ended December 31, 2023, the Company received loans of CAD$86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

13.	Loans and Borrowings (continued)

During the year ended December 31, 2024, the Company received additional loans of CAD$87,133 ($65,282) from an arm’s length parties. These loans bear the same interest of 7% per annum, unsecured and payable within 12 months.

The Company made a partial repayments of $102,585 during the year ended December 31, 2025. During the six months ended June 30, 2026, the Company recorded interest expense of $1,180 (2025 – $3,422) from these loans. As at June 30, 2026, the remaining loans balance including accrued interest was $40,018 (December 31, 2025 – $38,838).

(d)	In connection with the acquisition of First Towers (note 4), the Company assumed a total loans of CAD$237,061 ($171,247) from an arm’s length parties. Of the loans, CAD$137,061 ($100,000) bears interest at 12% per annum - compounded monthly and not in advance, and due on demand and the remaining CAD$100,000 ($71,247) is non-interest bearing, unsecured and have no specific terms of repayment. During the six months ended June 30, 2026, the Company recorded interest expense of $28,069 (2025 – $nil). As at June 30, 2026, the loans balance including accrued interest was $390,414 (December 31, 2025 – $373,051) remains outstanding.

14.	Convertible Promissory Notes

September 2025 Notes Offering

On September 12, 2025, the Company closed the Securities Purchase Agreement entered on September 11, 2025 with certain institutional investors (the “September Investors”), to issue and sell to each of the September Investors a convertible promissory note (each, individually, a “September Note” and collectively, the “September Notes”), for aggregate gross proceeds to the Company of $12,000,000, before deducting fees to the Placement Agent and other expenses payable by the Company in connection with the offering (the “September Offering”).

The Company used the net proceeds (i) for marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) of up to $7 million for the repayment of certain indebtedness, of which approximately $6,500,000 was applied towards the partial payment of the Consideration Note.

As compensation for such placement agent services, the Company paid the Placement Agent $300,000 in cash, an aggregate fee equal to 2.5% of the gross proceeds from the September Offering, plus $50,000 for its fees and expenses.

The maturity date of each September Note is the 12-month anniversary of the issuance date of such September Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The Notes bear interest at a rate of 10% per annum.

The September Note was determined to be a hybrid financial instrument with a liability and an embedded derivative liability. The Company has elected the option in IFRS 9 to recognize the September Note as one financial instrument at FVTPL. Under this approach, the transaction costs of $350,000 incurred in relation to September Note was recorded in the consolidated statements of loss and comprehensive loss. At the time of issuance, the Company determined the principal amount of $12,000,000 as the fair value of the September Note.

During the year ended December 31, 2025, the Company issued 9,189,611 pre-consolidated common shares (408,427 post-consolidated common shares) pursuant to the conversion of an aggregate principal amount of $10,737,400, under the terms of the September Notes (note 15).

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

14.	Convertible Promissory Notes (continued)

September 2025 Notes Offering (continued)

During the year ended December 31, 2025, the Company assessed that the fair value of the converted September Notes was $9,957,773 and the fair value of the remaining September Note was $1,055,420. As a result, the Company recognized a total of $984,807 gain on change in fair value of financial liabilities measured at FVTPL in the consolidated statements of loss and comprehensive loss.

During the six months ended June 30, 2026, the Company issued 421,360 pre-consolidated common shares (93,645 post-consolidated common shares), of which 372,446 pre-consolidated common shares (82,765 post-consolidated common shares) was for the full and final conversion of the remaining September Notes and the remaining 48,914 pre-consolidated common shares (10,870 post-consolidated common shares) was for the conversion of interest amounting to $165,821 (note 15). As a result of the issuance, the Company recognized a loss on debt settlement of $120,623 in the consolidated statements of loss and comprehensive loss.

January 2026 Notes Offering

On January 21, 2026, the Company closed the Securities Purchase Agreement entered on January 20, 2026 with certain institutional investors (the “January Investors”) to issue and sell to each of the January Investors a convertible promissory note (each, individually, a “January Note” and collectively, the “January Notes”), for aggregate gross proceeds to the Company of $7,000,000, before deducting fees to the Placement Agent and other expenses payable by the Company in connection with the offering (the “January Offering”).

The Company used the net proceeds from the sale of the January Notes for (i) marketing purposes of up to $2.3 million, (ii) working capital and general corporate purposes of approximately $2.6 million and (iii) the repayment of certain indebtedness of up to $2.1 million, of which approximately $2 million was applied towards the partial payment of the Consideration Note.

As compensation for such placement agent services, the Company paid the Placement Agent $70,000 in cash, an aggregate fee equal to 1% of the gross proceeds from the January Offering.

The maturity date of each January Note is the 12-month anniversary of the issuance date of such January Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The January Notes bear interest at a rate of 10% per annum.

The January Note was determined to be a hybrid financial instrument with a liability and an embedded derivative liability. The Company has elected the option in IFRS 9 to recognize the January Note as one financial instrument at FVTPL. Under this approach, the transaction costs of $70,000 incurred in relation to January Note was recorded in the consolidated statements of loss and comprehensive loss. At the time of issuance, the Company determined the principal amount of $7,000,000 as the fair value of the January Note. During the six months ended June 30, 2026, the Company has not reassessed the fair value of the January Note.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares, an unlimited number of Class A Special Shares, an unlimited number of Class B Special Shares, and an unlimited number of preferred shares, issuable in series, with no par value.

On August 26, 2025, the Company implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

On January 12, 2026, the Company implemented a 1-for-5 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

On April 13, 2026, the Company implemented a 1-for-4.5 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

(b)	Shares issued and outstanding

	Number of shares	Capital
Balance, December 31, 2024	29,098	$63,319,398
Issuance of shares from private placement	3,250	320,000
Issuance of shares upon conversion of note	408,427	10,737,400
Fair value adjustment on the converted promissory note	–	(777,627)
Share issuance costs	–	(44,071)
Impact on loss of control of Canmart	–	(3)
Balance, December 31, 2025	440,775	73,555,097
Issuance of shares upon conversion of note	93,635	1,341,865
Effect of reverse share split – Cancelled shares	(26)	–
Payment of offering costs in connection with the issuance of convertible promissory notes	–	(25,920)
Balance, June 30, 2026	534,384	$74,871,042

During the six months ended June 30, 2026, the Company had the following share capital transactions:

(i)	On January 14, 2026, pursuant to the conversion of September Note (note 14), the Company issued a total of 26,218 common shares at conversion price of $15.26 for an aggregate amount of $399,957, of which, 15,418 common shares was issued for the conversion of the principal loan for an aggregate amount of $235,204 and 10,800 common shares with a fair value of $78,839 was issued for the conversion of interest.

(ii)	On January 16, 2026, pursuant to the conversion of September Note (note 14), the Company issued 26,218 common shares at conversion price of $15.26 for an aggregate principal amount of $399,957.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the six months ended June 30, 2026, the Company had the following share capital transactions (continued):

(iii)	On January 22, 2026, pursuant to the full and final conversion of September Note (note 14), the Company issued a total of 41,199 common shares at conversion price of $15.26 for an aggregate amount of $628,642, of which, 41,129 common shares was issued for the conversion of the remaining principal loan for an aggregate amount of $627,439 and 70 common shares with a fair value of $426 was issued for the conversion of interest.

(iv)	In connection with the private placement completed during the period, the Company incurred a total issuance costs of $25,920.

During the year ended December 31, 2025, the Company had the following share capital transactions:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, the Company completed its private offering with the issuance of 3,250 common shares at a subscription price of $98.44 per share for gross proceeds of $320,000.

(ii)	On October 2, 2025, pursuant to the conversion of promissory note (note 14), the Company issued 68,828 common shares at conversion price of $64.80 for an aggregate principal amount of $4,460,000.

(iii)	On October 6, 2025, pursuant to the conversion of promissory note (note 14), the Company issued 1,422 common shares at conversion price of $64.80 for an aggregate principal amount of $92,160.

(iv)	On October 9, 2025, pursuant to the conversion of September Note (note 14), the Company issued 1,778 common shares at conversion price of $44.94 for an aggregate principal amount of $79,900.

(v)	On October 16, 2025, pursuant to the conversion of September Note (note 14), the Company issued 5,111 common shares at conversion price of $45.33 for an aggregate principal amount of $231,668.

(vi)	On October 21, 2025, pursuant to the conversion of September Note (note 14), the Company issued 10,222 common shares at conversion price of $42.65 for an aggregate principal amount of $435,965.

(vii)	On October 24, 2025, pursuant to the conversion of September Note (note 14), the Company issued 5,111 common shares at conversion price of $40.93 for an aggregate principal amount of $209,185.

(viii)	On November 14, 2025, pursuant to the conversion of September Note (note 14), the Company issued 5,111 common shares at conversion price of $24.67 for an aggregate principal amount of $126,097.

(ix)	On November 17, 2025, pursuant to the conversion of September Note (note 14), the Company issued 10,889 common shares at conversion price of $24.67 for an aggregate principal amount of $268,642.

During the year ended December 31, 2025, the Company had the following share capital transactions (continued):

(x)	On November 24, 2025, pursuant to the conversion of September Note (note 14), the Company issued 1,022 common shares at conversion price of $17.65 for an aggregate principal amount of $18,045.

(xi)	On November 26, 2025, pursuant to the conversion of September Note (note 14), the Company issued 1,333 common shares at conversion price of $18.63 for an aggregate principal amount of $24,837.

(xii)	On December 3, 2025, pursuant to the conversion of September Note (note 14), the Company issued 1,156 common shares at conversion price of $18.68 for an aggregate principal amount of $21,587.

(xiii)	On December 8, 2025, pursuant to the conversion of September Note (note 14), the Company issued 76,445 common shares at conversion price of $18.09 for an aggregate principal amount of $1,383,224.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

(xiv)	On December 15, 2025, pursuant to the conversion of September Note (note 14), the Company issued 100,000 common shares at conversion price of $15.26 for an aggregate principal amount of $1,525,500.

(xv)	On December 16, 2025, pursuant to the conversion of September Note (note 14), the Company issued 8,889 common shares at conversion price of $18.09 and 11,111 common shares at conversion price of $15.68 for an aggregate principal amount of $335,090.

(xvi)	On December 18, 2025, pursuant to the conversion of September Note (note 14), the Company issued 55,555 common shares at conversion price of $15.26 for an aggregate principal amount of $847,500.

(xvii)	On December 19, 2025, pursuant to the conversion of September Note (note 14), the Company issued 33,333 common shares at conversion price of $15.26 for an aggregate principal amount of $508,500.

(xviii)	On December 23, 2025, pursuant to the conversion of September Note (note 14), the Company issued 11,111 common shares at conversion price of $15.26 for an aggregate principal amount of $169,500.

(xix)	In connection with the private placement completed during the year, the Company incurred a total share issuance costs of $44,071.

(c)	Special Shares

Class A Special Shares

On August 29, 2025, the Company approved an amendment of the Articles to create a new class of special common shares without nominal or par value (the “Class A Special Shares). The Class A Special Shares is convertible into Company common shares on a one for one basis. The holders of the Class A Special Shares shall be entitled to one vote for each Class A Special Shares held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Common Shares and Class B Special Shares, the holders of the Class A Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Class B Special Shares

On August 29, 2025, the Company approved an amendment of the Articles to create a new class of special common shares without nominal or par value (the “Class B Special Shares”). The Class B Special Shares is convertible into Company common shares on a one for one basis. The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Issued and Outstanding

On August 29, 2025, the Company issued 6,441 Class A Special Shares with a fair value of $597,836 pursuant to the acquisition of First Towers in accordance with the terms of the amended SEA (note 4).

On November 28, 2025, the Company issued 212,265 Class B Special Shares with a fair value of $19,700,885 pursuant to the acquisition of First Towers in accordance with the terms of the amended SEA (note 4) and 32,549 Class B Special Shares with a fair value $754,356 pursuant to the settlement of PGC DSA and Dunstan DSA. In connection with the debt settlement, the Company recognized a gain on debt settlement of $1,893,196 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

15.	Share Capital (continued)

(c)	Special Shares (continued)

A summary of the Company’s outstanding Special Shares as at June 30, 2026 are as follows:

	Number of Class A Special Shares	Number of Class B Special Shares	Capital
Balance, December 31, 2024	–	–	$–
Issuance of special shares pursuant to the acquisition of First Towers	6,441	212,265	20,298,721
Issuance of special shares pursuant to a debt settlement	–	32,549	754,356
Balance, December 31, 2025 and June 30, 2026	6,441	244,814	$21,053,077

(d)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the six months ended June 30, 2026 was 525,042 (2025 – 30,840). The Company did not have any potential dilution during the six months ended June 30, 2026 and 2025.

(e)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, as amended in March 2024, the Company may award up to 30% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

There were no RSUs granted and outstanding during the six months ended June 30, 2026 and the year ended December 31, 2025.

16.	Related Party Transactions

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), and Chief Financial Officer (“CFO”) as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the six months ended June 30,	2026	2025
Key Management Remuneration	$409,589	$226,745
Stock-based compensation	–	–
	$409,589	$226,745

The Key Management remuneration is included in Consulting and Professional Fees and Personnel Expenses in the Statement of Operations.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

As of June 30, 2026, the Company has balances payable to related parties of $759,995 (December 31, 2025 – $640,546) as below:

a.	Included within accounts payable and accrued liabilities at June 30, 2026 is remuneration payable to key management totaling $759,995 (December 31, 2025 – $640,546), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$48,000 owing to J Dhaliwal (December 31, 2025 – $32,000);

ii.	$2,585 owing to G Deol (December 31, 2025 – $2,298);

iii.	$24,000 owing to K Field (December 31, 2025 – $8,000);

iv.	$305,225 owing to D Jenkins (December 31, 2025 – $259,435);

v.	$201,392 owing to C Cooper (December 31, 2025 – $192,175);

vi.	$104,380 owing to U Chaudhry (December 31, 2025 – $69,333);

vii.	$16,904 owing to E Contreras (December 31, 2025 – $17,555);

viii.	$39,877 owing to D Gordon (December 31, 2025 – $41,368); and

ix.	$17,632 owing from F Suarez (December 31, 2025 – $18,382).

b.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,076 (2024 – $3,157) and paid the loan in full.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $134 (2024 – $395) and paid the loan in full.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,793 (2024 – $5,259) and paid the loan in full.

As of June 30, 2026, the Company has balances receivable from related parties of $nil (December 31, 2025 – $nil) as below:

a.	Advances - Halo

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company. The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment.

During the year ended December 31, 2025, the Company paid an additional amount of $220,030 (CAD307,437) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company determined that the full loan receivable balance are no longer collectible from Halo and recognized a write-off of $235,686.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

b.	The Company has the following loan receivable from First Towers, a company controlled by Christopher Cooper, a director of Akanda:

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”), pursuant to which the Company agreed to loan to First Towers $350,000 (the “Loan”). Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. As of December 31, 2025, the Company lent out a total of $423,000. As at December 31, 2025, the loan receivable balance including interest was terminated in consolidation as of the closing of the First Towers Transaction on August 19, 2025.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.	Non-controlling Interest

As at June 30, 2026, the carrying value of non-controlling interest (“NCI”) was $1,255,116 which was determined as follows:

Cost:	CTFO Mexico	CT Mexico	Total
Balance, December 31, 2024	$–	$–	$–
Net loss allocated to NCI	94,145	1,111,218	1,205,363
Balance, December 31, 2025	94,145	1,111,218	1,205,363
Net loss (gain) allocated to NCI	(9,544)	59,297	49,753
Balance, June 30, 2026	$84,601	$1,170,515	$1,255,116

18.	Financial Instruments

Determination of Fair Values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

18.	Financial Instruments (continued)

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at June 30, 2026 and December 31, 2025:

		June 30, 2026		December 31, 2025
Financial assets	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at amortised cost:		$	$	$	$
Cash and cash held in trust	1	755,238	755,238	504,136	504,136
Trade and other receivables	2	1,655,084	1,655,084	1,399,977	1,399,977

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	3,575,873	3,575,873	3,309,037	3,309,037
Loans and borrowings	2	1,026,919	1,026,919	1,006,920	1,006,920
Secured promissory notes	2	6,082,383	6,082,383	7,633,966	7,633,966
Lease liabilities	2	317,543	317,543	396,121	396,121
Due to related parties	2	759,995	759,995	640,546	640,546

Financial liabilities measure at FVTPL:
Convertible promissory notes	2	7,000,000	7,000,000	1,055,420	1,055,420
Secured convertible debenture	2	4,143,982	4,143,982	4,143,982	4,143,982

19.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”), Canadian dollar (“CAD”) and Mexican Peso (“MXN”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	June 30, 2026	December 31, 2025
Financial assets
Cash	£100	£100
Trade and other receivables	354	354
Loans receivable	–	–
	£454	£454
Financial liabilities
Trade and other payables	£2,126	£2,126
	£2,126	£2,126

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

19.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

As at (expressed in EUR)	June 30, 2026	December 31, 2025
Financial assets
Cash	€12,504	€11,304
Trade and other receivables	3,076	3,076
	€15,580	€14,380
Financial liabilities
Trade and other payables	€9,256	€5,263
Loans and borrowings	124,890	124,890
	€134,146	€130,153

As at (expressed in CAD)	June 30, 2026	December 31, 2025
Financial assets
Cash	$171,262	$287,503
Trade and other receivables	69,071	–
	$240,333	$287,503
Financial liabilities
Trade and other payables	$4,634,103	$4,137,013
Due to related party	1,060,778	882,165
Lease liabilities	464,398	191,706
Loans and borrowings	1,254,124	1,177,564
Convertible promissory notes	9,953,121	1,446,893
Secured promissory notes	8,648,385	10,465,530
Secured convertible debenture	5,696,159	5,681,053
	$31,711,068	$23,981,924

As at (expressed in MXN)	June 30, 2026	December 31, 2025
Financial assets
Cash	$10,844,230	$5,028,415
Trade and other receivables	28,011,582	24,199,567
Due from related parties	68,814	68,814
	$38,924,626	$29,296,796
Financial liabilities
Trade and other payables	$5,313,308	$5,425,846
Lease liabilities	4,311,767	4,609,418
	$9,625,075	$10,035,264

Based on the above net exposures as at June 30, 2026, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $nil (December 31, 2025 – $nil), EUR – $5,000  (December 31, 2025 – $5,000), CAD – $1,107,000  (December 31, 2025 – $864,000) and MXN – $84,000  (December 31, 2025 – $54,000).

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

19.	Risks Arising from Financial Instruments and Risk Management (continued)

(b)	Credit risk (continued)

At June 30, 2026, the Company was subject to a concentration of credit risk related to its accounts receivable as 86% (December 31, 2025 – 100% from three customers) of the balance of amounts owing is from two customers. The Company did not record any bad debt expense during the six months ended June 30, 2026 and 2025. As at June 30, 2026, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating year.

20.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, short-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended June 30, 2026 and 2025.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

21.	Segmented Information

Operating segments are defined as a component of an entity for which separate financial information is available and evaluated regularly by the Chief Operating Decision Maker, which is our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. The Company has four reportable segments: Infrastructure, Cultivation, Distribution and Corporate. Infrastructure activities is a new segment of the Company pursuant to the acquisition of First Towers in August 2025 which relates to the leasing and/or rental of fiber optic networks and telecommunication towers at First Towers in Mexico. Cultivating activities which comprise the “cultivation” segment is mainly made up of farm land property held by Akanda in Canada for planned medical cannabis cultivation operations (refer to note 8). Distributing activities relate to the distribution of medical cannabis by Canmart in the United Kingdom up until the winding up in May 2025 (refer to note 5). Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Mexico which fall under the infrastructure segment were focused on the development and construction of communication structures to be leased out to mobile network operators in Mexico and leasing of dark fiber to telecommunication network operators, planned network operators or any entity that requires the use of fiber optics to transmit secure high-speed data while one of the business units in Canada which fall under the cultivation segment were focused on the development and construction of Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities. The business units in the United Kingdom (up until the winding up described in note 5) which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at June 30, 2026 and December 31, 2025 and profit or loss from each segment for the six months ended June 30, 2026 and 2025:

	As at June 30, 2026
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$5,558,012	$335,128	$–	$541,035	$6,434,175
Reportable segment liabilities	2,106,935	146,561	–	20,653,199	22,906,695

	As at December 31, 2025
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$3,831,917	$335,689	$–	$2,027,949	$6,195,555
Reportable segment liabilities	2,111,874	150,358	–	15,923,760	18,185,992

	For the six months ended June 30, 2026
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$404,394	$–	$–	$–	$404,394
Intersegment revenues	–	–	–	–	–
Other income (expense)	204,810	–	–	(812,725)	(607,915)
Finance income	(53,147)	–	–	53,147	–
Finance expense	(40,564)	–	–	(779,563)	(820,127)
Depreciation & amortization	128,379	–	–	82,789	211,168
Discontinued operations	–	–	–	–	–
Reportable segment loss	(164,992)	(436)	–	(6,080,882)	(6,246,310)

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

21.	Segmented Information (continued)

	For the six months ended June 30, 2025
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$–	$–	$–	$–	$–
Intersegment revenues	–	–	–	–	–
Other income (expense)	–	–	5,781	60,315	66,096
Finance income	–	–	–	38,116	38,116
Finance expense	–	–	–	(17,749)	(17,749)
Depreciation & amortization	–	–	926	83,862	84,788
Discontinued operations	–	(753,048)	10,911,606	(9,569,266)	589,292
Reportable segment income (loss)	–	552,542	–	(1,367,543)	(815,001)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the six months ended June 30, 2026 and 2025, and assets and liabilities as at June 30, 2026 and December 31, 2025:

	For the six months ended June 30, 2026
Revenues	Infrastructure	Cultivation	Distribution	Corporate	Total
Total revenues	$404,394	$–	$–	$–	$404,394
Elimination of inter segment revenue	–	–	–	–	–
Total revenue	$404,394	$–	$–	$–	$404,394

For the six months ended June 30, 2025
Revenues	Infrastructure	Cultivation	Distribution	Corporate	Total
Total revenues	$–	$–	$–	$–	$–
Elimination of inter segment revenue	–	–	–	–	–
Total revenue	$–	$–	$–	$–	$–

	For the six months ended June 30, 2026
Loss	Infrastructure	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(164,992)	$(436)	$–	$(6,080,882)	$(6,246,310)
Total loss on discontinued operations	–	–	–	–	–
Elimination of inter segment profit or loss	–	–	–	–	–
Loss before income tax expense	$(164,992)	$(436)	$–	$(6,080,882)	$(6,246,310)

	For the six months ended June 30, 2025
Loss	Infrastructure	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$–	$1,305,590	$(10,911,606)	$8,201,723	$(1,404,293)
Total loss on discontinued operations	–	(753,048)	10,911,606	(9,569,266)	589,292
Elimination of inter segment profit or loss	–	–	–	–	–
Income (loss) before income tax expense	$–	$552,542	$–	$(1,367,543)	$(815,001)

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

21.	Segmented Information (continued)

	As at June 30, 2026
Assets	Infrastructure	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$5,558,012	$335,128	$–	$99,715,090	$105,608,230
Elimination of inter segment assets	–	–	–	(99,174,055)	(99,174,055)
Segments’ assets	$5,558,012	$335,128	$–	$541,035	$6,434,175

	As at December 31, 2025
Assets	Infrastructure	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$3,831,917	$335,689	$–	$100,152,700	$104,320,306
Elimination of inter segment assets	–	–	–	(98,124,751)	(98,124,751)
Segments’ assets	$3,831,917	$335,689	$–	$2,027,949	$6,195,555

	As at June 30, 2026
Liabilities	Infrastructure	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$14,661,404	$1,028,754	$–	$42,468,561	$58,158,719
Elimination of inter segment liabilities	(12,554,469)	(882,193)	–	(21,815,362)	(35,252,024)
Entity’s liabilities	$2,106,935	$146,561	$–	$20,653,199	$22,906,695

	As at December 31, 2025
Liabilities	Infrastructure	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$12,841,578	$1,072,219	$–	$38,754,893	$52,668,690
Elimination of inter segment liabilities	(10,729,704)	(921,860)	–	(22,831,134)	(34,482,698)
Entity’s liabilities	$2,111,874	$150,359	$–	$15,923,759	$18,185,992

22.	Revenue and Geographic Information

The Company, through its subsidiary – First Towers, generates revenue from the leasing of telecommunications infrastructure, including tower sites and dark fiber routes. As of June 30, 2026, the Company’s revenue is earned entirely in Mexico, where all of its telecommunications infrastructure assets are located.

23.	General and Administrative Expenses

The following provides a breakdown of general and administrative expenses by nature for the six months ended June 30, 2026 and 2025:

	2026	2025
Advertising and promotion	3,497,087	230,015
Insurance	4,777	–
Office and administrative	20,045	1,764
Rent	11,611	3,628
Transfer agent and filing fees	115,629	75,451
Travel expenses	3,018	5,001
Total general and administrative expenses	3,652,167	315,859

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

24.	Insolvency Proceedings

In July 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda had intended to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and further intended to pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intended to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation and seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan; however, due to lack of funds and resources, the Company is not at this time actively contesting the matter and cannot give no assurance that it will do so in the future. Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

25.	Contingencies

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. The Employment Standards Branch has prepared its Investigative Report in the matter and the report will be provided to the adjudicator who will determine the complaint. Following disclosure of the Investigative Report Mr. Bhushan has sought to withdraw his Employment Standards Branch complaint against the Company in order to pursue the same claims in the court action described below. The Company is objecting to Mr. Bhushan’s request to withdraw on the basis, among other things, of abuse of process. As of May 15, 2026, no decision has yet been made on the Company’s objection or the complaint.

On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages. The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage and no trial date has been set. As of May 15, 2026, to the Company’s knowledge Mr. Bhushan has not yet attempted to amend his Notice of Civil Claim to include the claims he seeks to withdraw from the Employment Standards Branch complaint. The Company intends to object to any attempt to so amend on the basis, among other things, of abuse of process.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

25.	Contingencies (continued)

On September 10, 2024, Dallas Dunkley filed a claim against the Company for wrongful dismissal. The Company served its Statement of Defense on November 20, 2024. The total amount claimed in the Statement of Claim is $200,000 on account of wrongful dismissal damages, damages for loss of vacation pay, and general, aggravated, and punitive damages, plus interest and costs. The Company’s position is that Mr. Dunkley was never an employee of the Company, and therefore, is not entitled to any damages. The parties have completed mediation and examinations for discovery, and a pre-trial has been scheduled for August 27, 2026. Liability is undetermined at this time in light of the early stage of litigation.

In January 2024 and January 2025, the Company received subpoenas from the SEC, Division of Enforcement. As of June 30, 2026, no provision has been recorded because the Company does not believe that a present obligation exists for which an outflow of resources is probable and can be reliably estimated; however, the ultimate outcome of the matter cannot be predicted at this time.

26.	Subsequent Events

Subsequent to June 30, 2026, Katie Field resigned as Interim Chief Executive Officer, Executive Director and from all other positions with the Company and its subsidiaries, effective September 3, 2026. Also effective September 3, 2026, the Company’s Board of Directors appointed Christopher Cooper, an existing director of the Company and President of First Towers and Fiber Corp., as Chief Executive Officer. The Company disclosed the management change in a Form 6-K filed with the SEC on September 9, 2026. The management change did not result in any adjustment to the unaudited condensed interim consolidated financial statements.

In addition, subsequent to the six month ended June 30, 2026 and up to August 26, 2026, pursuant to the conversion of January Note (note 14) and its interest, the Company issued a total of 1,030,000 common shares, of which 250,000 common shares had a conversion price of $5.7150, 670,000 common shares had a conversion price of $4.2585, 50,000 common shares had a conversion price of $4.5815 and the remaining 60,000 common shares had a conversion price of $5.4825, for a total aggregate amount of $4,839,970.

Subsequent to June 30, 2026, on September 24, 2026, the Company’s Board of Directors determined that it was no longer going to pursue the cultivation of cannabis or any future cannabis-related businesses, including its planned development of Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities at the Canadian THC and CBD farming facility located at 1900 Ferne Road, Gabriola Island, British Columbia BC Property (the “BC Property”), and is instead going to focus its business efforts on the growth and management of its First Towers subsidiary, and potentially other business targets. Accordingly, the Company declined to pay the next option payment due under the amended and restated option to purchase agreement with 1107385 B.C. LTD., as further amended on September 24, 2025 (the “BC Option Agreement”), pursuant to which the Company originally acquired an option to purchase the BC Property. As a result, the Company’s right to acquire or use the BC Property under the BC Option Agreement has been terminated. The Company had not cultivated any product from the BC Property.